DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

Exhibit 99.1

January 16, 2018
Cimarex Energy Company
1700 Lincoln Street
Suite 3700
Denver, Colorado 80203
Ladies and Gentlemen:
Pursuant to the request of Cimarex Energy Company (Cimarex), we have conducted a reserves audit of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2017, of certain properties that Cimarex has represented that it owns. The properties evaluated are located in the States of New Mexico, North Dakota, Oklahoma, and Texas and in the federal offshore waters of the Gulf of Mexico. This evaluation was completed on January 16, 2018. Cimarex has represented that these properties account for greater than 80 percent of the total future net revenue discounted at 10 percent attributable to the total interests owned by Cimarex, as well as greater than 65 percent on a net equivalent barrel basis of Cimarex’s net proved reserves as of December 31, 2017, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Cimarex that it represents to be Cimarex’s estimates of the net reserves, as of December 31, 2017, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used in certain SEC filings by Cimarex.
Reserves estimates included herein are expressed as net reserves as represented by Cimarex. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Cimarex after deducting all interests owned by others.
Estimates of oil, condensate, NGL, and gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Data used in this audit were obtained from reviews with Cimarex personnel, from Cimarex files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Cimarex with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry, which are presented in the publication of the Society of Petroleum Engineers PRMS and publications of the Society of Petroleum Evaluation Engineers Monograph III and IV.
A performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for the evaluation of all reserves categories. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. Analysis was performed for all well groupings (or type-curve areas).
Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the impact of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs. The methodology used for the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, production history, and the appropriate reserves definitions.
In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.
Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after field separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state or area in which the interest is located. Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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Definition of Reserves
Petroleum reserves included in this report are classified by degree of proof as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:
Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

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(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.
Primary Economic Assumptions
The following economic assumptions were used for estimating future prices and costs:
Oil and Condensate Prices
Cimarex has represented that the oil and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Cimarex applied differentials by property to a West Texas Intermediate reference price of $51.34 per barrel and the prices were held constant thereafter. The volume-weighted average price over the lives of the properties for only those properties reviewed by DeGolyer and MacNaughton was $47.08 per barrel of oil and condensate.
Gas Prices
Cimarex has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Cimarex applied differentials by property to a Henry Hub reference price of $2.98 per million British thermal units, furnished by Cimarex, and held constant thereafter. The volume-weighted average price over the lives of the properties for only those properties reviewed by DeGolyer and MacNaughton was $1.92 per thousand cubic feet of gas.
NGL Prices
Cimarex has calculated NGL prices for the appropriate properties receiving NGL by applying differentials to a reference price of $19.09 per barrel. The prices were held constant thereafter. The volume-weighted average price over the lives of the properties for only those properties reviewed by DeGolyer and MacNaughton was $15.46 per barrel of NGL.

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Production and Ad Valorem Taxes
Production taxes were calculated using the rates for the state in which the reserves are located. Ad valorem taxes were calculated using rates provided by Cimarex based on recent payments.
Operating Expenses and Capital Costs
Operating expenses and capital costs, based on existing economic conditions and provided by Cimarex were used in estimating future costs required to operate the properties. In certain cases, future expenses, either higher or lower than existing expenses, may have been used because of anticipated changes in operating conditions. These expenses and costs were not escalated for inflation.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated reserves.

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Cimarex has represented that estimated net proved reserves attributable to the reviewed properties were based on the definitions of proved reserves of the SEC. Cimarex represents that its estimates of the net proved reserves attributable to these properties, which represent greater than 65 percent of Cimarex’s reserves on a net equivalent basis and greater than 80 percent of the total future net revenue discounted at 10 percent attributable to the interests owned by Cimarex, are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Cimarex’s Estimated Net Proved Reserves as of December 31, 2017
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Reviewed by DeGolyer and MacNaughton	93,732	103,552	996,596	363,383
Not Reviewed by DeGolyer and MacNaughton	43,506	50,308	611,039	195,654

Total Proved Reserves	137,238	153,860	1,607,635	559,037

Notes: 1. All reserves estimates shown were prepared by Cimarex. 2. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas of the properties reviewed by us contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

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To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.
In comparing the detailed net proved reserves estimates prepared by us and by Cimarex, we have found differences, both positive and negative, resulting in an aggregate difference of less than 10 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Cimarex on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, are reasonable.
DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Cimarex. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Cimarex. DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.
Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON                     Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves
_______________________________________
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION
I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Cimarex dated January 16, 2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 33 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves
_______________________________________
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton